Exhibit 99.1

Eco Wave Power to unveil its first US based wave energy power station, showcasing its innovative technology during a high-profile news conference on January 12 at AltaSea at the Port of Los Angeles

This event happens at a time in which weather-related disasters throughout California are causing loss of lives and extensive damages, demonstrating the urgent need for alternative energy technologies to help answer climate crisis

Los Angeles, California (January 11, 2023) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) will unveil its disruptive technology for the first time during an AltaSea Event on the 12th of January 2023. The press conference will also feature the grand opening and ribbon-cutting of an office and commercial loan hub of Beneficial State Bank (“BSB”), which is supportive of blue economy related technologies.

The press conference will feature Kat Taylor, the philanthropist that co-founded BSB in 2007, alongside Eco Wave Power Founder and CEO Inna Braverman.

Joining them on stage to speak at the press conference will be:

●	Hon. Tim McOsker, Los Angeles City Councilmember

●	Dr. Melanie Lundquist LHD, AltaSea Trustee & Giving Pledge Signatory

●	Terry Tamminen, President & CEO of AltaSea & former CalEPA Secretary

“We are excited to showcase our technology for the very first time in the United States in our path of adding wave energy into the U.S. renewable energy mix, which the country could rely on as it moves towards a 100% renewable energy future,” said Braverman, who founded Eco Wave Power at 24 years old. “I am looking forward to standing alongside two impactful women such as Kat and Melanie as Eco Wave Power showcases what our innovative technology can achieve for the future of California and the country.”

According to the U.S. Energy Information Administration, wave energy can supply up to 66% of the United States’ energy needs, and this is especially significant considering a recent U.N study showing that around 60% of the global pollution is directly caused by the way that the world currently produces its electricity.

Moreover, the news conference comes on the heels of California experiencing punishing rains and thunderstorms that have left dozens dead and caused extensive property damage and significant flooding throughout the state. Additionally, California is facing even more storms caused by “atmospheric rivers,” a continuous stream of water that comes at an unprecedented rate.

“Clearly, mother nature is sending a message with extreme weather conditions caused by climate-change. One answer is the use of renewable energy that does not damage our planet, but helps to answer the need for clean electricity,” said Braverman.

The AltaSea pilot project marks the official arrival of Eco Wave Power’s technology to the United States, and it is believed to be the first-ever on-shore wave energy technology that will be deployed in the United States.

Just last year, Eco Wave Power entered into an agreement with AltaSea to implement a first of its kind wave energy pilot at AltaSea’s premises at the Port of Los Angeles. In just over a year, Eco Wave Power has successfully modified, upgraded, and transported the conversion unit to Los Angeles. The project’s timeline showcases another benefit of Eco Wave Power’s patented technology – its ability to be easily transported and replicated to fit the energy needs of a country’s coastline.

Eco Wave Power, a worldwide leader in generating clean energy through the power of ocean waves, has successfully deployed its patented, environmentally safe technology across the globe, with plans to develop power stations in the United States, Spain, Turkey, Portugal, and other locations, as part of the Company’s 404.7 MW project pipeline.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses: the United States moving towards using more renewable energy sources in the future; the installation of the Company’s wave energy pilot at AltaSea’s premises at the Port of Los Angeles; its plans to develop power stations in the United States, Spain, Portugal, Turkey and other locations as part of the Company’s current 404.7 MW project pipeline; the ability of the Company’s technology to fit the energy needs of a country’s coastline; and deploying the Company’s technology in the United States. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investors Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

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